02038287

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended June 10, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

Élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)	Investors: (Europe)	Media:
Jack Howarth	Emer Reynolds	Max Gershenoff
Ph: 212-407-5740	Ph: 353-1-709-4000	Ph: 212-704-8173
800-252-3526	00800 28352600	

ELAN IMPLEMENTS ACTION PLAN TO STREAMLINE OPERATIONS AND STRENGTHEN CORPORATE GOVERNANCE

Company to focus on three core therapeutic areas and create Elan Enterprises to simplify business and enhance transparency

DUBLIN, IRELAND, June 10, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that its board of directors has approved management's action plan and has taken a number of significant steps to strengthen its corporate governance practices.

"As a follow up to the action plan announced in May along with our first quarter results, we are now reorganising the structure of Elan's business, enabling us to focus on core areas that will drive the future growth of the company. This will also make it easier for our shareholders to track the progress of our business. In addition, Elan and its board are committed to ensuring the company's corporate governance practices continue to meet the rigorous standards applicable to a global company. The significant steps taken, including the appointment of a Lead Independent Director and the establishment of a separate Nominating Committee, is indicative of that commitment." said Mr. Donal Geaney, Elan's chairman and chief executive officer.

ACTION PLAN KEY HIGHLIGHTS

Mr. Geaney continued "Elan recognises that it faces a number of significant challenges in the short term including regaining its credibility with shareholders and other stakeholders. Elan is committed to delivering on its action plan and achieving its strategic objective of becoming a market leader in terms of market share and product pipeline, in each of the company's core therapeutic areas of neurology, pain management and autoimmune diseases."

Following is a summary of the key components of the company's action plan. Management will be providing additional detail on this action plan and its implications, including a comprehensive presentation at the company's annual general meeting to be held on July 31, 2002.

Elan's action plan has the following objectives:

- Focus management and resources on its fully integrated pharmaceutical operations and core therapeutic areas of neurology, pain management and autoimmune diseases
- Simplify operations through divestitures
- Reduce complexity of balance sheet

Focus on three core therapeutic areas

Going forward, the company will focus on three core therapeutic areas where it is fully integrated and possesses world class science: neurology, pain management and autoimmune diseases. Elan's fully integrated activities in neurology and pain management will encompass the discovery, development, manufacturing and marketing of novel therapies for the treatment of pain management and of new disease modifying therapies for disorders of the nervous system, including diseases such as Alzheimer's disease, Parkinson's disease and epilepsy. In the autoimmune area, Elan will pursue novel treatments for disorders of the immune system such as multiple sclerosis, Crohn's disease and rheumatoid arthritis.

In its core therapeutic areas, Elan's strategic objective is to be a market leader in terms of market share and product pipeline in the United States and major European markets.

Outside of these core therapeutic areas, the company will continue to capitalise on its existing strong market position in areas such as acute care and dermatology in the United States and oncology in Europe. This will enable Elan to continue to realise the value it has created with its commercial presence in these areas.

In neurology, pain management and autoimmune diseases, the company will continue to pursue the acquisition of in-market products with sales potential of greater than $100 million for the U.S. market and $50 million for European markets. However, Elan's objective to retain maximum financial flexibility and liquidity will temper its acquisition program. Elan also continues to monitor the industry for molecules in development that could be in-licensed to further enhance its existing strong development pipeline within its core therapeutic areas.

With respect to investment in research and development, Elan seeks to maximise the potential return on its key development programmes such as *Prialt* and *Antegren* as well as the product enhancement activities and application of its drug delivery technologies to several of its marketed products such as *Zonegran*, *Myobloc*, *Zanaflex*, *Skelaxin* and *Sonata*. The company is also committed to the advancement of its broad Alzheimer's programmes with Wyeth and Pharmacia, its cell trafficking programme with Wyeth and its internal discovery programmes in the core therapeutic areas of neurology, pain management and autoimmune diseases.

Reposition Drug Delivery

Elan is a world leader in the provision of drug delivery services and technologies to the biotechnology and pharmaceutical industry. Elan is repositioning its contract drug delivery service business to be a stand alone discrete business within Elan operating from a single site (King of Prussia, Pennsylvania) focused primarily on the provision of

NanoCrystal and complementary drug delivery technologies to its client base. Elan recognises the value of its drug delivery technology and know-how for enhancing its own marketed and pipeline products. Those drug delivery resources that are integral to Elan's own development and product enhancement activities will be integrated into Elan's global research and development organisation based primarily in Ireland; Gainesville Georgia; and San Diego and San Francisco, California.

Create Elan Enterprises, a new stand-alone business unit

Elan is creating a discrete business unit called Elan Enterprises with its own dedicated management team led by Seamus Mulligan, executive vice president, business and corporate development. Elan Enterprises has two objectives:

1. To optimise the value of Elan's business ventures. Elan has approximately 50 business ventures with approximately 30 products in clinical development, four in Phase III/pivotal trials. Business venture products in Elan's core therapeutic areas will continue to be evaluated and positioned for launch by Elan. Those products outside Elan's core therapeutic areas will, on an ongoing basis, be evaluated for further investment and eventual out-licensing to suitable marketing partners. Elan and its business venture partners will be very active in seeking marketing partners to ensure full value is derived from this valuable pipeline of products. Elan is committed to all of its business venture partners and will continue to collaborate very closely with them in the development and future marketing of these products.

2. To divest non-strategic businesses and assets. In the 5 year period from mid 1996 to mid 2001, Elan acquired 15 different companies in the US and Europe. As a result, Elan has over 26 sites world-wide and an overly complex geographic and business structure. Elan Enterprises will reduce the complexity of Elan's operations over time by divesting businesses and assets that are not strategic to Elan's long term goals in neurology, pain management and autoimmune diseases. The company's divestiture plans will significantly reduce the number of sites that

Elan has world-wide and streamline the business operations. Overall this programme should have a beneficial impact on Elan's financial performance.

The creation of Elan Enterprises with its dedicated management team will enable Elan's executive and operational management to focus on the company's core pharmaceutical business.

Reduce the complexity of Elan's balance sheet

Elan is committed to reducing the complexity of its balance sheet and is carefully examining and determining, with its advisors, the optimal financial structure in the context of the implementation of its action plan. Elan will focus on maintaining strong cash balances and supplementing these cash resources with proceeds from the sale of non-strategic businesses and assets.

CORPORATE GOVERNANCE HIGHLIGHTS

The company's board of directors has also taken a number of steps to strengthen and enhance its corporate governance practices. These include:

- Creation of a position of Lead Independent Director, which will be filled by The Honorable Richard Thornburgh, a current Elan Director and former Governor of Pennsylvania, Attorney General of the United States and Under-Secretary General of the United Nations. Shareholders and the financial community increasingly value the stewardship that Lead Independent Directors provide a company. Moreover, appointing a Lead Independent Director furthers Elan's long-standing commitment to conforming to evolving best governance practices.

- Establishment of a separate Nominating Committee, chaired by Mr. Thornburgh and comprised entirely of Independent Directors. The Nominating Committee will take the responsibility for nominating directors and monitoring compliance with Elan's newly enhanced governance guidelines. The Nominating Committee is a new separate and distinct committee from the previously created Compensation Committee that is also comprised entirely of Independent Directors.

As Lead Independent Director and chair of the Nominating Committee, Mr. Thornburgh will be responsible for leading the board functions relating to the company's corporate governance policies.

In addition to the separate and distinct Nominating Committee and Compensation Committee, Elan's board has an Audit Committee that is also comprised entirely of Independent Directors and is responsible for the appointment of Elan's external auditors. The Audit Committee oversees the company's accounting and reporting practices and periodically reviews the effectiveness of the system of internal financial control. It monitors the adequacy of internal accounting practices, procedures and controls and reviews all significant changes in accounting policies. It also addresses all issues raised and recommendations made by the external auditors.

The board also approved a proposed amendment to the company's charter so that all directors, including the Chairman will stand for election by rotation. The proposal will be presented for shareholder approval at Elan's next Annual General Meeting. If adopted, this amendment will take effect at the company's 2003 annual general meeting.

With respect to the overall composition of the board, Elan has a clear majority of Independent Directors with a total of 14 Directors, 11 of whom are independent.

"The board of directors and the company's chairman and chief executive officer have always been committed to ethical practices that promote shareholders' interests. The creation of the position of Lead Independent Director and the other positive initiatives taken by the board are indications of our continuing commitment to this goal," said Mr. Thornburgh.

"Best practices in corporate governance continue to evolve, and we are pleased that the company and the board reviewed and updated our governance practices. Our actions and the proposals submitted to shareholders should reassure them that Elan is committed to delivering on its promise and potential," said Mr. Geaney.

About Elan

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal facilities located in Ireland and the U.S. Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases and the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation, and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F/A1 for the fiscal year ended December 31, 2000, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: June 12, 2002